SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                   (AMENDMENT NO. 8 AND FINAL AMENDMENT)


                              AMP INCORPORATED
                              (NAME OF ISSUER)

                              AMP INCORPORATED
                    (NAME OF PERSON(S) FILING STATEMENT)


                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                031897-10-1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID F. HENSCHEL
                            CORPORATE SECRETARY
                              AMP INCORPORATED
                               P.O. BOX 3608
                    HARRISBURG, PENNSYLVANIA 17105-3608
                               (717) 564-0100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPY TO:

                             PETER ALLAN ATKINS
                             DAVID J. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022-3897
                               (212) 735-3000


                              OCTOBER 9, 1998
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)




   This Amendment No. 8 and Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated October 9, 1998, as amended (the "Schedule 13E-4"), filed by AMP Incorporated, a Pennsylvania corporation (the "Company"), in connection with AMP's offer to purchase up to 30,000,000 shares of its common stock, without par value (the "Shares"), including the associated common stock purchase rights (the "Rights"), at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the "Offer to Purchase"), the supplement thereto, dated November 16, 1998 (the "Supplement"), and the related Letter of Transmittal (which together with the Offer to Purchase, as amended and supplemented by the Supplement, and any subsequent amendments or supplements to the Letter of Transmittal and the Offer to Purchase, shall constitute the "Offer"). A copy of the Offer to Purchase is filed with the Securities and Exchange Commission as Exhibit (a)(1) to the Schedule 13E-4 and copies of the Supplement and the accompanying Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(10) and (a)(11), respectively, to Amendment No. 5 to the Schedule 13E-4.

   Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase, as the same may be amended and supplemented from time to time.

 ITEM 1.   SECURITY AND ISSUER.

   Item 1 paragraph (b) is hereby amended by adding the following paragraph at the end thereof:

   On November 22, 1998, the Company, pursuant to an Agreement and Plan of Merger, dated November 22, 1998 (the "Merger Agreement"), agreed to enter into a strategic business combination with Tyco International Ltd, a Bermuda corporation, whereby an indirect wholly owned subsidiary of Tyco will merge with and into the Company, with the Company being the surviving corporation. In connection with the Company's entering into the Merger Agreement, the Company terminated the Offer without purchasing any Shares tendered pursuant thereto. The Company issued a press release, a copy of which is filed herewith as Exhibit (a)(15) and incorporated herein by reference, informing its shareholders that the Company has entered into the Merger Agreement and that the Offer has been terminated, without the Company purchasing any Shares pursuant thereto. All Shares previously tendered by shareholders will be returned to shareholders in accordance with the provisions of the Offer. As of the close of business on Friday, November 20, 1998, 54,672,564 shares of AMP common stock had been tendered and not withdrawn pursuant to the Offer.

 ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

  Item                 Description
  ----                 -----------

 (a)(15)       Form of Press Release issued by the Company dated
               November 23, 1998.



                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  AMP Incorporated


                                  By: /s/ Robert Ripp
                                      ___________________________
                                      Name:   Robert Ripp
                                      Title:  Chairman and
                                                Chief Executive Officer


 Dated: November 23, 1998



                             INDEX TO EXHIBITS


   Item              Description
   ----              ------------

 (a)(15)      Form of Press Release issued by the Company dated November 23,
              1998.